Exhibit 99.8
Société Anonyme incorporated in Gabon with a Board of Directors and share capital de 76 500 000 dollars US
Headquarters : boulevard Hourcq - Port-Gentil BP 525, Gabonese Republic
Registered in Port-Gentil: 2000 B 00011
PRESS RELEASE
Total Gabon: Financial Results for Fiscal Year 2007
Libreville – March 14, 2008 — The Board of Directors of Total Gabon, chaired by Jean Privey, met on March 14, 2008 and approved the final accounts for the year ending December 31, 2007.
Net income in 2007 increased 2.5% to $334.4 million, compared to $326.4 million in 2006.
The oil production of the fields operated by Total Gabon averaged 81.5 thousand barrels per day in 2007, declining 4% from the previous year’s figure of 84.8 thousand barrels per day. Total Gabon’s share of the operated and non-operated oil produced (including the oil tax reverting to the Republic as per the profit sharing contracts) amounted to 64.2 thousand barrels per day in 2007, compared to 67.0 thousand barrels per day in 2006, representing roughly 26% of the country’s total crude oil production.
Revenues amounted to $1,456 million, representing an increase of 14%, or $177 million, compared to fiscal year 2006. The decline in the volumes sold was more than offset by higher prices for the crude oil marketed by Total Gabon, which averaged $66.65 per barrel in 2007 compared to $59.08 per barrel in 2006, and by higher revenues from transportation of crude for third parties.
Operational costs increased 36% to $1,331 million in 2007, compared to $978 million in 2006, due to the ongoing program of large maintenance projects, further increases in oil service costs across the industry, the adverse impact of the euro-dollar exchange rate and higher provisions, depreciation and amortization.
Capital expenditure related to oil operations in 2007 was $322 million, compared to $130 million in 2006. It originated mainly from:
•	In the operated Mandji activity: offshore drilling of seven new wells on the Anguille field as part of Phase 1 field redevelopment, redevelopment activities on Lopez Nord and Port Gentil Océan with the drilling of two new wells, and ongoing redevelopment studies on the Baudroie, Hylia and Torpille fields.

•	In the operated Rabi activity: on Atora, the continuation of the additional development project and ongoing work to increase waterflood capacity on Coucal.

•	In the non-operated activity: continuation of the Rabi Kounga Phase III field work program, featuring a new drilling program comprising five new wells and workovers on two existing wells, and definition of a strategy for further field development.

Main Financial Indicators
(in $ million)

	2007	2006	2005
Sales	1,456.0	1,279.3	1,140.9
Funds generated from operations	560.3	463.4	425.8
Capital expenditure	322.0	130.0	139.4
Net income	334.4	326.4	316.8

Taking into account Total Gabon’s funds generated from operations, major additional capital expenditure, with notably the redevelopment of Anguille1 launched in 2007, and which will be sustained in subsequent years, and the need to borrow up to $600 million to finance the company’s multi-year investment program, the Board has decided to recommend the distribution of a net dividend of $31 per share, or a total amount of $139.5 million to all shareholders, at the Annual Shareholders’ Meeting, scheduled on May 23, 2008.
The dividend is payable in euros (or the equivalent in CFA francs), based on the exchange rate for the U.S. dollar on the date of the Annual Shareholders’ Meeting, and will qualify in France for a tax credit of $0.27 per share, corresponding to the Gabonese withholding tax.

www.total-gabon.com

Media Contacts:	Patricia Marie + 33 (0) 1 47 44 45 90

Lisa Wyler + 33 (0) 1 47 44 38 16

Kevin Church + 33 (0) 1 47 44 70 62

[1]	Announced in a press release on February 28, 2008

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